# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOLID POWER, INC., CIK 0001844862
CUSIP: 83422N105
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 486 S. PIERCE AVE., SUITE E, Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 08/19/2025
Filed by CIK 0001222726
Persons authorized to receive notices and communications: Christina Shalhoub, c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, New York (NY), 10019, 212-993-0076

## Reporting persons
- David M. Leuschen (CIK 0001222726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,745,546; shared voting power 11,757,060; sole dispositive power 1,745,546; shared dispositive power 11,757,060; aggregate amount beneficially owned 13,502,606 (7.29% of the class)
  Comment: The amounts in Rows (8), (10) and (11) include 4,006,860 shares of the Issuer's Common Stock which may be purchased by exercising warrants that are presently exercisable.
  
  The percentage in Row (13) is based on 185,291,240 shares of the Issuer's Common Stock, which includes (i) 181,284,380 shares of the Issuer's Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025, and (ii) 4,006,860 shares of the Issuer's Common Stock which may be purchased by exercising warrants that are presently exercisable.
- Pierre F. Lapeyre, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 4,051,937; shared voting power 11,757,060; sole dispositive power 4,051,937; shared dispositive power 11,757,060; aggregate amount beneficially owned 15,808,997 (8.44% of the class)
  Comment: The amounts in Rows (7), (9) and (11) include 2,044,171 shares of the Issuer's Common Stock which may be purchased by exercising warrants that are presently exercisable.
  
  The amounts in Rows (8) and (10) include 4,006,860 shares of the Issuer's Common Stock which may be purchased by exercising warrants that are presently exercisable.
  
  The percentage in Row (13) is based on 187,335,411 shares of the Issuer's Common Stock, which includes (i) 181,284,380 shares of the Issuer's Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025, and (ii) 6,051,031 shares of the Issuer's Common Stock which may be purchased by exercising warrants that are presently exercisable.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: SOLID POWER, INC.
Address of issuer's principal executive offices: 486 S. PIERCE AVE., SUITE E, Louisville, Colorado (CO), 80027
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on March 1, 2023 (the "Schedule 13D"), with respect to the common stock, par value $0.0001 per share ("Common Stock"), of Solid Power, Inc. Except as indicated in this Amendment No. 1, all other information as to the Reporting Persons set forth in the Schedule 13D remains unchanged and capitalized terms used herein that are not defined herein have the same meanings as set forth in the Schedule 13D.

The Reporting Persons have engaged in transactions since January 26, 2023, which represented a decrease in David M. Leuschen's beneficial ownership of Common Stock of more than 1% of the total number of shares of Common Stock outstanding. See Item 3 below for further detail regarding these transactions.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 1 is filed by:
(i) David M. Leuschen, a U.S. citizen ("Mr. Leuschen"); and
(ii) Pierre F. Lapeyre, Jr., a U.S. citizen ("Mr. Lapeyre," collectively with Mr. Leuschen, the "Reporting Persons").
Residence or business address: The business address of each of the Reporting Persons is 712 Fifth Avenue, 36th Floor, New York, NY 10019.
Present principal occupation or employment: Mr. Leuschen and Mr. Lapeyre are the Founders and Senior Managing Directors of Riverstone Holdings LLC ("Riverstone").
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Related Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information from the response in subpart (a) of this section is incorporated by reference herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in Item 4 is incorporated herein by reference.

Securities Held Directly By Decarbonization Plus Acquisition Sponsor III LLC (the "Sponsor")

In February 2021, Sponsor purchased an aggregate of 10,062,500 shares of the Issuer's Class B Common Stock in exchange for the payment of $25,000 of expenses on the Issuer's behalf. In March 2021, Sponsor forfeited 400,000 shares of the Issuer's Class B Common Stock. In April 2021, one of the Issuer's independent directors forfeited 40,000 shares of the Issuer's Class B Common Stock in connection with such director's resignation from the Issuer's board of directors, and Sponsor acquired an equivalent number of shares of the Issuer's Class B Common Stock from the Issuer. In May 2021, Sponsor forfeited 1,312,500 shares of the Issuer's Class B Common Stock in connection with the expiration of the underwriters' over-allotment option for the Issuer's initial public offering, resulting in Sponsor holding 8,390,000 shares of the Issuer's Class B Common Stock. On October 25, 2021, Sponsor elected to convert its shares of Class B Common Stock into shares of the Issuer's Class A Common Stock.

On March 26, 2021, simultaneously with the closing of the Issuer's initial public offering (the "Initial Public Offering") and pursuant to a Private Placement Warrants Purchase Agreement dated March 23, 2021 by and between the Issuer, Sponsor and the other parties thereto, the Issuer completed the private sale of 6,334,086 warrants (the "Private Placement Warrants") at a purchase price of $1.50 per Private Placement Warrant to Sponsor, generating gross proceeds to the Issuer of approximately $9.5 million.

Upon the closing of the Business Combination, Sponsor elected to convert $1.5 million of working capital loan borrowings previously provided by Sponsor to the Issuer into an additional 1,000,000 Private Placement Warrants.

In April 2021, the Sponsor acquired 33,267 Private Placement Warrants from Michael Warren, in connection with his resignation from the Issuer's board of directors.

Each Private Placement Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment. Only whole warrants are exercisable. The Private Placement Warrants became exercisable on March 26, 2022, and will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

On December 8, 2021, pursuant to that certain Business Combination Agreement and Plan of Reorganization, dated as of June 15, 2021 (the "Business Combination Agreement"), by and among Decarbonization Plus Acquisition Corporation III (the "DCRC"), Solid Power Operating, Inc., a Colorado corporation ("Legacy Solid Power"), and the other parties thereto, the DCRC completed its initial business combination (the "Business Combination"). As a result of the Business Combination, DCRC changed its name to Solid Power, Inc.

On January 23, 2023, Sponsor made pro rata distributions of 7,244,756 shares of Common Stock to its members, including Mr. Leuschen and an estate planning vehicle for which Mr. Lapeyre serves as investment manager.

On January 23, 2023, Sponsor, Decarbonization Plus Acquisition Sponsor Manager III, LLC ("Sponsor Manager") and Riverstone ceased to be the beneficial owner of more than five percent of the Common Stock.

On January 25, 2023, Sponsor sold 89,866 Private Placement Warrants in multiple transactions at a price of approximately $0.66. On January 26, 2023, Sponsor sold 20,528 Private Placement Warrants in multiple transactions at a price of approximately $0.67.

Since January 26, 2023, Sponsor sold 193,347 shares of Common Stock and 1,205,928 Private Placement Warrants in multiple transactions.

On August 19, 2025, Sponsor effected distributions of 2,044,171 Private Placement Warrants to Mr. Lapeyre and an estate planning vehicle for which he serves as investment manager without additional consideration (the "Lapeyre Transfer").

Securities Held Directly By Riverstone SP Partners, LLC ("Riverstone SP")

The 485,112 shares of Common Stock directly held by Riverstone SP were issued in the Business Combination in exchange for securities of Legacy Solid Power directly held by Riverstone SP prior to the Business Combination.

In October 2022, Riverstone SP made pro rata distributions of 485,112 shares of Common Stock to its members, including 160,012 shares of Common Stock which were distributed to Mr. Lapeyre and estate planning vehicles for which he serves as investment manager.

Securities Held Directly By REL Batavia Partnership, L.P. ("REL")

4,798,303 shares of Common Stock directly held by REL were issued in the Business Combination in exchange for securities of Legacy Solid Power directly held by REL prior to the Business Combination. In addition, REL purchased 2,000,000 shares of Common Stock at a price of $10.00 per share in a PIPE transaction that closed substantially concurrently with the closing of the Business Combination.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by deleting the last paragraph thereof and adding the following:

As described in the shareholder circular published by Riverstone Energy Limited ("Riverstone Energy") on August 1, 2025, Riverstone Energy has proposed to implement a managed wind-down of its portfolio. If approved, Riverstone Energy intends to realize all of the assets in its public portfolio (including the Common Stock held by REL) as soon as reasonably practicable and, in any event, within three months of the conclusion of the Extraordinary General Meeting of Riverstone Energy's shareholders to be held on August 22, 2025.

Except as described in the Schedule 13D, as amended by this Amendment No. 1, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The ownership information presented below represents beneficial ownership of shares of Common Stock of the Issuer as of August 21, 2025, based upon (i) with respect to Mr. Leuschen, 185,291,240 shares of the Issuer's Common Stock, which includes (x) 181,284,380 shares of the Issuer's Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025 and (y) 4,006,860 shares of the Issuer's Common Stock which may be purchased by exercising warrants that are presently exercisable and (ii) with respect to Mr. Lapeyre, 187,335,411 shares of the Issuer's Common Stock, which includes (x) 181,284,380 shares of the Issuer's Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025 and (y) 6,051,031 shares of the Issuer's Common Stock which may be purchased by exercising warrants that are presently exercisable.

Shared
Shared Sole power power to
Sole power power to to dispose or dispose or to
Amount to vote or to vote or to to direct the direct the
beneficially Percent of direct the direct the disposition disposition
Reporting Person owned class: vote: vote: of: of:
David M. Leuschen 13,502,606 7.29% 1,745,546 11,757,060 1,745,546 11,757,060
Pierre F. Lapeyre, Jr. 15,808,997 8.44% 4,051,937 11,757,060 4,051,937 11,757,060

Sponsor is the record holder of 951,897 shares of Common Stock and 4,006,860 Private Placement Warrants that are presently exercisable. Mr. Leuschen and Mr. Lapeyre are the managing directors of Riverstone, which is the sole and managing member of Sponsor Manager, which is the managing member of Sponsor. As a result, Mr. Leuschen and Mr. Lapeyre each may be deemed to share beneficial ownership of the shares held by Sponsor. Each such person or entity disclaims any such beneficial ownership.

REL is the record holder of 6,798,303 shares of Common Stock. Mr. Leuschen and Mr. Lapeyre collectively own a majority of the limited liability company interests of Riverstone Management Group, LLC which is the sole general partner of Riverstone/Gower Mgmt Co. Holdings, L.P., which is the sole member of Riverstone Holdings II (Cayman) Ltd., which is the sole member of RIGL Holdings, LP, which is the investment manager of REL. As a result, Mr. Leuschen and Mr. Lapeyre may be deemed to share beneficial ownership of the shares held by REL. Each such person disclaims any such beneficial ownership.

Mr. Leuschen is the record holder of 1,745,546 shares of Common Stock.

Mr. Lapeyre is the record holder of 72,046 shares of Common Stock and 401,131 Private Placement Warrants that are presently exercisable. Additionally, Mr. Lapeyre may be deemed to beneficially own 1,935,720 shares of Common Stock and 1,643,040 Private Placement Warrants that are presently exercisable held by estate planning vehicles for which he serves as investment manager.
Number of shares as to which each person has sole or shared power to vote or dispose: The information from the response in subpart (a) of this section is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except for the Lapeyre Transfer described in Item 3 of this Amendment No. 1, the Reporting Persons have not engaged in any transaction during the past 60 days involving securities of the Issuer.
Other persons with the right to receive dividends or sale proceeds: This Item 5(d) is not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On January 23, 2023, Sponsor, Sponsor Manager and Riverstone ceased to be the beneficial owner of more than five percent of the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7 Joint Filing Agreement, dated February 28, 2023, among Decarbonization Plus Acquisition Sponsor III LLC, Decarbonization Plus Acquisition Sponsor Manager III, LLC, Riverstone Holdings LLC, Pierre F. Lapeyre, Jr. and David M. Leuschen (filed as Exhibit 2 to the Schedule 13D filed on March 1, 2023 and incorporated herein by reference).
8 Power of Attorney, dated August 21, 2025, granted by Pierre F. Lapeyre, Jr.
9 Power of Attorney, dated August 21, 2025, granted by David M. Leuschen.
10 Shareholder Circular published by Riverstone Energy Limited on August 1, 2025.

## Signatures
- David M. Leuschen: /s/ Thomas Smith, attorney-in-fact, David M. Leuschen (08/21/2025)
- Pierre F. Lapeyre, Jr.: /s/ Thomas Smith, attorney-in-fact, Pierre F. Lapeyre, Jr. (08/21/2025)